Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-181345) of Coca‑Cola Bottling Co. Consolidated of our report dated June 22, 2017, with respect to the combined statement of assets acquired and liabilities assumed as of December 31, 2016, and the related combined statement of net revenues and direct operating expenses for the year then ended, and the related notes to the combined abbreviated financial statements of CCR 2017 Tranche 1 Carve-out Transactions – Production and Distribution, a business of The Coca‑Cola Company, included in this Current Report on Form 8-K/A of Coca-Cola Bottling Co. Consolidated.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 13, 2017